Exhibit 99.1

Global Internet of People, Inc.

(incorporated in the Cayman Islands with limited liability)

(Nasdaq: SDH)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Meeting”) of holders of ordinary shares (the “Ordinary Shares”) (the “shareholders”) of Global Internet of People, Inc. (the “Company”) will be held virtually on April 1, 2022, at 9:30 a.m. Eastern Time. To proactively deal with the impact of COVID-19 and to mitigate risks to the Company’s shareholders, employees and other stakeholders, the Company will hold the Meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. Shareholders will have an equal opportunity to participate at the Meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location. Inside this document, you can find important information and detailed instructions about how to participate in the Meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting at www.virtualshareholdermeeting.com/SDH2022SM. Beneficial shareholders who hold their Ordinary Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests and may view the webcast, but will not be able to participate in or vote at the Meeting.

The Meeting and any or all adjournments thereof will be held for the following purposes:

1.	To approve (i) the formation of a joint venture by the Company, Guizhou Yilong District Industrial Development Investment Co., Ltd., a company wholly owned by the local government of Yilong District in Xingyi City of Guizhou Province, and certain other entities and individuals, for the purposes of producing anode materials for lithium-ion batteries (the “Joint Venture”), and (ii) the entry into an investment agreement in connection with the formation of the Joint Venture (the “Investment Agreement”) (together with the Joint Venture, the “Transaction”); and
2.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The board of directors of the Company (the “Board of Directors”) has fixed the close of business on February 24, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2020 annual report, from the Company’s website at https://www.sdh365.com/IR/IRindex.html.

After careful consideration, the Board of Directors has determined that the Transaction is in the best interests of the Company and the Shareholders. The Board of Directors recommends that the Shareholders vote “FOR” entry into the Transaction.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this notice and (i) vote it online at www.proxyvote.com, (ii) vote it by phone at 1-800-690-6903, or (iii) mail it or deposit it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

For the proxy to be valid, the duly completed and signed form of proxy must be received on or before 11:59 p.m. Eastern Time the day before the date of Meeting or any adjournment of the Meeting. A shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy.

By Order of the Board of Directors,

/s/ Haiping Hu
Haiping Hu
Chairman of the Board of Directors

Beijing, China

March 15, 2022

GLOBAL INTERNET OF PEOPLE, INC.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

April 1, 2022

9:30 a.m., EST

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Global Internet of People, Inc. (the “Company,” “we”, “our” or “us”) is soliciting proxies for the extraordinary general meeting of the holders of ordinary shares (the “Ordinary Shares”) of the Company (the “shareholders”) to be held on April 1, 2022, at 9:30 a.m., Eastern Time (the “Meeting”) . The Company will hold the Meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will not be able to attend the Meeting in person. Shareholders will have an equal opportunity to participate at the Meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location.

The Meeting and any adjournment thereof for the purposes set forth in the notice of meeting enclosed in this proxy statement will be held on April 1, 2022, at 9:30 a.m., Eastern Time as a virtual-only meeting via live audio webcast online at: www.virtualshareholdermeeting.com/SDH2022SM.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in real time. Beneficial shareholders who hold their Ordinary Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests and may view the webcast, but will not be able to participate in or vote at the Meeting.

Only holders of the Ordinary Shares of the Company of record at the close of business on February 24, 2022 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy, or (in the case of a shareholder being a corporate entity) by its duly authorized representative, representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares shall be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	To approve (i) the formation of a joint venture by the Company, Guizhou Yilong District Industrial Development Investment Co., Ltd., a company wholly owned by the local government of Yilong District in Xingyi City of Guizhou Province, and certain other entities and individuals, for the purposes of producing anode materials for lithium-ion batteries (the “Joint Venture”), and (ii) the entry into an investment agreement in connection with the formation of the Joint Venture (the “Investment Agreement”, and, together with the Joint Venture, the “Transaction”); and
2.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Board of Directors recommends a vote “FOR” Proposal No. 1.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in this proxy statement and (i) vote it online at www.proxyvote.com, (ii) vote it by phone at 1-800-690-6903, or (iii) mail it or deposit it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules, which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended December 31, 2020 (the “2020 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2020 Annual Report to shareholders by visiting the “Annual Reports” heading under the “Financial Info” section of the Company’s website at https://www.sdh365.com/IR/IRindex.html. If you want to receive a paper or email copy of the Company’s 2020 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@globalinternetpeople.com.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The enclosed proxy is solicited on behalf of the Board of Directors of the Company, for use at the Extraordinary General Meeting of Shareholders of the Company to be held on April 1, 2022 at 9:30 a.m., Eastern Time (the “Extraordinary General Meeting”), or at any adjournment or postponement of the meeting, for the purposes set forth in this Proxy Statement and in the accompanying Notice of Extraordinary General Meeting. The Extraordinary General Meeting will be held as a virtual only meeting via live audio webcast online at: www.virtualshareholdermeeting.com/SDH2022SM.

The proxy materials, including this proxy statement, proxy card and our 2020 Annual Report on Form 20-F are first being distributed to shareholders of record as of February 24, 2022 (the “Record Date”).

Q:	Why am I receiving this proxy statement and proxy card?

A:	You are receiving a proxy statement and proxy card because you owned our Ordinary Shares as of the Record Date. This proxy statement and proxy card relate to our Extraordinary General Meeting (and any adjournment thereof) and describes the matters on which we would like you, as a shareholder, to vote.

Q:	When and where is the Extraordinary General Meeting?

A:	The Extraordinary General Meeting will be held as a virtual only meeting via live audio webcast online at: www.virtualshareholdermeeting.com/SDH2022SM, on April 1, 2022 at 9:30 a.m. Eastern Time.

Q:	When is the Record Date?

A:	The Record Date is February 24, 2022. Shareholders of record at the close of business on the Record Date are entitled to notice of, and to vote at, the Extraordinary General Meeting. On the Record Date, the Company had 35,728,000 Ordinary Shares issued and outstanding and entitled to vote.

Q:	What proposals will be voted on at the Extraordinary General Meeting?

A:	You will be asked to consider and vote on the following proposals:

1.	To approve (i) the formation of a joint venture by the Company, Guizhou Yilong District Industrial Development Investment Co., Ltd., a company wholly owned by the local government of Yilong District in Xingyi City of Guizhou Province, and certain other entities and individuals, for the purposes of producing anode materials for lithium-ion batteries (the “Joint Venture”), and (ii) the entry into an investment agreement in connection with the formation of such joint venture (the “Investment Agreement”, and, together with the Joint Venture, the “Transaction”); and
2.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Q:	How does our Board of Directors recommend that I vote?

A:	Our Board of Directors recommends that you vote:

1.	FOR (i) the formation of the Joint Venture by the Company, Guizhou Yilong District Industrial Development Investment Co., Ltd., a company wholly owned by the local government of Yilong District in Xingyi City of Guizhou Province, and certain other entities and individuals, for the purposes of producing anode materials for lithium-ion batteries, and (ii) the entry into the Investment Agreement in connection with the formation of such Joint Venture.

Q:	What vote of our shareholders is required to approve the Transaction?

A:	For us to complete the Transaction, the Transaction must be approved by a simple majority of votes casted by our shareholders holding our Ordinary Shares at the close of business on the Record Date, whether by voting in person, by its duly authorized representative, or by proxy.

Q:	Am I entitled to appraisal or dissenters’ rights in connection with the Transaction?

A:	No. Holders of our Ordinary Shares will not have appraisal or dissenters’ rights in connection with the Transaction.

Q:	What does it mean if I get more than one proxy card?

A:	If you have our Ordinary Shares that are registered differently or are in more than one account, you will receive more than one proxy card. Please follow the directions for voting on each of the proxy cards you receive, to ensure that all of your shares are voted.

Q:	How do I vote without attending the Extraordinary General Meeting?

A:	Holders of our Ordinary Shares are entitled to one vote for each share held as of the Record Date. Holders of our Ordinary Shares do not have cumulative voting rights. Whether you hold shares in your name or through a broker, bank or other nominee, you may vote without attending the Extraordinary General Meeting. If Ordinary Shares are not voted in person, you may vote by granting a proxy. For Ordinary Shares held through a broker, bank or other nominee, such nominee may vote your Ordinary Shares for routine proposals but, on non-routine proposals your Ordinary Shares will only be voted if you submit voting instructions to that nominee. Subject to the limitations described below, you may vote by proxy:

1.	by completing, signing and dating the enclosed proxy card and mailing it promptly in the enclosed envelope;

2.	by telephone; or

3.	electronically through the Internet.

Q:	How do I vote by telephone or through the internet?

A:	If you are a registered shareholder (that is, if you own our Ordinary Shares in your own name and not through a broker, bank or other nominee that holds Ordinary Shares for your account in a “street name” capacity), you may vote by proxy by using either the telephone or Internet methods of voting. Proxies submitted by telephone or through the Internet must be received by 11:59 p.m., Eastern Time, on March 31, 2022. Please see the proxy card provided to you for instructions on how to access the telephone and Internet voting systems. If your Ordinary Shares are held in “street name” for your account, your broker, bank or other nominee will advise you whether you may vote by telephone or through the Internet. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Extraordinary General Meeting.

The telephone and Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions and to confirm that shareholders’ instructions have been recorded properly. Shareholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the shareholders.

Q:	How do I vote in person at the Extraordinary General Meeting?

A:

If you are a shareholder of record of the Company as of the Record Date, you may attend the Extraordinary General Meeting and vote your shares in person at the meeting by giving us a signed proxy card or ballot before voting is closed. If you want to do that, please bring proof of identification with you. Even if you plan to attend the meeting, we recommend that you vote your shares in advance as described above. Your vote will be counted even if you later decide not to attend.

If you hold your shares in “street name,” you may vote those shares in person at the meeting only if you obtain and bring with you a signed proxy from the necessary nominees giving you the right to vote the shares. To do this, you should contact your broker, bank or nominee.

Q:	Can I change my vote after I have mailed in my signed proxy card?

A:	Yes. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Company a written notice of revocation or a duly executed proxy bearing a date later than the date of the proxy being revoked, or by attending the Extraordinary General Meeting and voting in person. Attending the Extraordinary General Meeting will not, by itself, revoke the proxy. If your shares are held in the name of a broker or other nominee who is the record holder, you must follow the instructions of your broker or other nominee to revoke a previously given proxy.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker or other nominee will vote your shares only if you provide instructions on how to vote to such broker or other nominee. Following the directions provided by your broker or other nominee, you should instruct your broker or other nominee to vote your shares. Without your instructions, your shares will not be voted.

Q:	How are abstentions counted, and what is the required quorum for the transaction of business at the Extraordinary General Meeting?

A:	The required quorum for the transaction of business at the Extraordinary General Meeting is one-third (1/3) of the Ordinary Shares outstanding on the Record Date. Abstentions are included in the determination of shares present for quorum purposes. If shares are held in a “street name” through a bank, broker or other nominee, the nominee may not be permitted to exercise voting discretion with respect to Proposal 1. If the nominee is not given specific instructions, shares held in the name of such nominee may not be voted on Proposal 1 and will not be considered as present and entitled to vote with respect to those matters.

Q:	What will happen if the Transaction is not approved?

A:	If the Transaction is not approved, we may not complete the Transaction.

Q:	What will happen if the Transaction is approved?

A:	If the Transaction is approved, we will complete the Transaction thereafter, subject to the other closing conditions to the Transaction being met.

Q:	Where can I find Electronic Access to the Proxy Materials and Annual Report?

A:	This proxy statement and our 2020 Annual Report are available on our website at https://www.sdh365.com/IR/IRindex.html.

Q:	Who can help answer further questions?

A:	If you have more questions about the Transaction, the Extraordinary General Meeting or this proxy statement, you should contact us as follows:

Chao Liu

Attn: Chief Financial Officer

Room 208, Building 1, No. 28 Houtun Road

Haidian District, Beijing

People’s Republic of China

Telephone: (86) 010-82967728

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This proxy statement, and the documents to which we refer you in this proxy statement, contain forward-looking statements about our plans, objectives, expectations and intentions. Forward-looking statements may include information concerning possible or assumed future results of operations of the Company, the expected completion and timing of the Transaction and other information relating to the Transaction. There are forward-looking statements throughout this proxy statement and in statements containing the words “believes,” “expects,” “estimates,” “forecasts,” “seeks,” “may,” “will,” and “continues” or other similar words or expressions. You should read statements that contain these words carefully. They discuss our future expectations or state other forward-looking information, and may involve known and unknown risks over which we have no control, including, without limitation:

●	the inability to complete the Transaction due to the failure to satisfy the conditions to closing of the Transaction Document, including the failure to obtain shareholder approval;

●	the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction;

●	the failure of the Transaction to close for any other reason;

●	the ability to recognize the anticipated benefits of the Transaction;

●	the outcome of legal proceedings that may be instituted against us and others in connection with the Transaction and the Investment Agreement;

●	the amount of the costs, fees, expenses and charges related to the Transaction;

●	the effect of the announcement of the Transaction on our client relationships, operating results and businesses, generally, including the ability to retain key employees; and

●	the size and rate of growth of the clean energy industry, generally, and anode materials for lithium-ion batteries, in particular.

You should not place undue reliance on forward-looking statements. We cannot guarantee any future results, levels of activity, performance or achievements. All forward-looking statements contained in the proxy statement speak only as of the date of this proxy statement or as of such earlier date that those statements were made and are based on current expectations or expectations as of such earlier date and involve a number of assumptions, risks and uncertainties that could cause the actual result to differ materially from such forward-looking statements. Except as required by law, we undertake no obligation to update or publicly release any revisions to these forward-looking statements or reflect events or circumstances after the date of this proxy statement.

PROPOSAL NO. 1

APPROVAL OF THE TRANSACTION

The following is a description of the material aspects of the Transaction, including background information relating to the proposed terms of the Investment Agreement. While we believe that the following description covers the material terms of the Transaction and the Investment Agreement, the description may not contain all of the information that is important to you. In particular, the following summary of the Investment Agreement is not complete and is qualified in its entirety by reference to the copy of the Investment Agreement attached to this proxy statement as Annex A. You should carefully read this proxy statement and the other documents to which we refer, including the Investment Agreement, for a complete understanding of the terms of the Transaction.

Background of the Transaction

Our management and Board of Directors periodically review and assess our long-term strategies, objectives and developments in the markets in which we operate, including, among other things, strategies to increase shareholder value through partnering, strategic alliances and other strategic opportunities.

The rapid development of new energy vehicles and energy storage batteries around the world has led to a huge demand for lithium-ion batteries. In the U.S., in October 2021, Ford Motor Co. (Stock code: F) announced that it is investing more than $11 billion to build an electric vehicle (“EV”) and battery manufacturing “mega campus” in Tennessee, as well as two other battery manufacturing plants in Kentucky, along with its Korean partner, SK Innovation. In January 2022, General Motors (Stock code: GM) announced that it will invest $7 billion in Michigan to renovate factories to significantly increase the production of full-size electric pickups, and will cooperate with LG New Energy to build a new battery manufacturing factory. Tesla (Stock code: TSLA), the leader in the EV industry, has super factories located in New York, Nevada, Shanghai, Berlin, and Texas (Texas), three of which can be considered Giga-level (billion-level, giant-level).

The clean energy industry in the People’s Republic of China (“China” or the “PRC”) has been developing quickly as well, and has continued to receive support from governments at the national and local levels. Specifically, the State Council of the People’s Republic of China issued the Notice by the State Council of the Action Plan for Carbon Dioxide Peaking Before 2030 on October 24, 2021, which forms the basis of China’s policy framework for reaching its two key carbon reduction targets, i.e., reaching peak carbon emissions by 2030 and carbon neutrality by 2060. In February 2021, Contemporary Amperex Technology Co., Ltd. (Stock code: 300750), China’s largest automotive lithium-ion battery maker, announced its intention to spend $4.5 billion to expand three battery production plants. In December 2021, BYD (Stock code: 002594) announced an investment of $1.25 billion to build a new energy power battery project.

The rapid expansion of new energy vehicles and energy storage batteries has led to a surge in demand for lithium-ion batteries, which is a promising clean technology expected to replace conventional fossil-fuel powered devices. Lithium-ion batteries use lithium compounds for the cathode materials and graphite for the anode materials, and they are rechargeable and last for a long time. In 1999, Mr. Haiping Hu, our chief executive officer and chairman of the Board of Directors, became one of the first in China to lead a company that produces graphite anode materials at large-scale.

Mr. Haiping Hu, has extensive prior experience and expertise in the field of lithium-ion batteries and materials. In September 1999, Mr. Haiping Hu founded and became the general manager of Shanghai Shanahan Technology Co., Ltd. (“Shanshan Technology”), a subsidiary of Shanshan Holding Co., Ltd, the first company in China to produce anode materials for lithium batteries at large scale. Shanshan Technology was also the first in China, and the second in the world, following Japan’s Osaka Gas, to have the R&D capacity and technology to produce carbonaceous mesophase spherules. Since the foundation of Shanshan Technology, Mr. Haiping Hu oversaw the company’s business operations. From August 2004 to January 2018, he served as the chief executive officer and vice chairman of Shanshan Holdings Co., Ltd, in charge of lithium battery comprehensive materials. During his term, Shanshan Holdings Co., Ltd engaged in the production of lithium-ion battery components, such as lithium-ion capacitators, battery packs, and charging piles, as well as the provision of new energy services, including new energy vehicle operation and energy management services. Mr. Hu holds a bachelor’s degree in chemical automation and a master’s degree in chemical engineering from Zhejiang University.

During his 20-year career in the lithium battery industry, as a renowned and respected pioneer in the industrialization of China’s lithium battery comprehensive materials, which include anode, cathode, electrolyte, and copper foil, Mr. Hu has cultivated a large number of important management and technical leaders in this field. The colleagues Mr. Hu worked with during his tenure at Shanshan Technology include: (i) Ms. Fengfeng Li, the current chairman of the board of directors of Shanshan Technology, a subsidiary of Ningbo Shanshan Co., Ltd (SH: 600884),whose market value was $11 billion as of December 31, 2021; (ii) Mr. Suning Feng, deputy general manager of Putailai (SH: 603659), whose market value was $17 billion as of December 31, 2021; and (iii) Mr. Yongjun Yang, general manager of Kaijin New Energy, a company specializing in the research and production of anode materials.

Mr. Haiping Hu and other members of our management believe that the clean energy industry in general and the field of lithium-ion batteries have significant growth potential, and as such, we have been actively exploring opportunities to venture into the business of anode materials for lithium-ion batteries since June 2021.During the process of internal discussions, several former colleagues of Mr. Hu and industry elites expressed their desire to form a joint venture for anode material business. These experienced professionals willing to jointly form the joint venture include the following individuals:

1.	Ms. Huiyu Du, who has over 20 years of experience in the field of anode materials for lithium-ion batteries, consecutively served multiple positions, including the general manager, at Shanghai Shanshan Technology Co., Ltd., from September 2001 to December 2017.

2.	Mr. Dianhao Zhang, who has 34 years of experience in the carbon field, is the chief inventor of a patent related to mesophase carbon microsphere (CMS). Mr. Dianhao Zhang served as the first chief engineer of Shanghai Shanshan Technology Co., Ltd., from 1999 to 2015.

3.	Mr. Wenwu Zhang has 20 years of experience in the sales of lithium battery materials (including anode, cathode, and electrolyte). Mr. Wenwu Zhang served as the general manager of the marketing center of Shanghai Shanshan Technology Co., Ltd. from 2002 to 2006, and as the general manager of Dongguan Shanshan Technology Battery Materials Co., Ltd. from 2006 to 2010. Mr. Wenwu Zhang founded Jiangxi Lithium Battery Materials Co., Ltd. and has served as its general manager since 2011.

4.	Ms. Li Wang, who has 19 years of experience in supply chain management, including 14 years in the battery industry, has successfully led the construction of three new battery material plants. During her tenure as the head of the operation center in Kaijin New Energy Co., Ltd. from February 2017 to March 2021, the annual production capacity of the company doubled with the same manpower.

5.

Mr. Qihang Gu is a senior engineer of graphitization. Mr. Gu’s patented invention, the “high-efficiency sealed continuous graphitization furnace (patent certificate No. 3207589)”, is designed to reduce energy  consumption of electricity by 70% and improve the production efficiency of graphitization processing.

In July 2021, Mr. Haiping Hu, Mr. Dianhao Zhang and Mr. Wenwu Zhang met with representatives from the local government of Yilong District in Xingyi City of Guizhou Province, and discussed the possibility of forming a joint venture for purposes of building a production facility of anode materials for lithium-ion batteries in the New Industrial Park of Yilong District in Xingyi City.

From July 2021 to January 2022, we negotiated the material terms of the Transaction with the representatives from the local government of Yilong District. We met with the district government eight times, including mutual visits. The Transaction has also received support from the leaders of the provincial and municipal governments within Yilong District. On September 2, 2021, Mr. Wenxin Liu, Governor of the Qianxinan Buyei and Miao Autonomous Prefecture, Mr. Xianlin Gu, Mayor of Xingyi city, and Mr. Hua Huang, Deputy Governor of the Qianxinan Prefecture Government attended a meeting with Mr. Haiping Hu. On September 15, 2021, Ms. Yiqin Shen, Communist Party Secretary of Guizhou, and Mr. Bingjun Li, Governor of the Guizhou Province, met with Mr. Haiping to discuss about new energy and materials and the Transaction.

On August 6, 2021, Ms. Tingxi Yu (Karoline) sent a feasibility report, prepared by Ms. Chao Liu, to our Board of Directors for review.

On August 10, 2021, our Board of Directors held a meeting, during which Mr. Haiping Hu presented an overview of the Transaction to our Board of Directors and updated our Board of Directors on the status of negotiations with the local government of Yilong District regarding the Transaction. Our Board of Directors discussed the proposed terms of the Transaction, the likely advantages, disadvantages and the risks of the Transaction.

On September 5, 2021, Mr. Xuanming Wang delivered an initial draft of the Investment Agreement to the representatives from the local government of Yilong District.

From July 2021 to January 2022, Mr. Haiping Hu, Ms. Huiyu Du, Mr. Dianhao Zhang, Mr. Wenwu Zhang and the representatives from the local government of Yilong District negotiated the terms and conditions of the Investment Agreement.

From July 2021 to January 2022, we and the local government of Yilong District identified certain other entities and individuals willing to jointly form the Joint Venture contemplated by the Transaction and negotiated the terms and conditions of the Investment Agreement with such entities and individuals.

On January 25, 2022, our Board of Directors held a meeting at which Mr. Haiping Hu updated our Board of Directors on the status of the Transaction, including the proposed final terms and conditions of the Investment Agreement. Mr. Haiping Hu described the value of the Transaction in light of the estimates and judgments of our management as to the future prospects of the Transaction. Our Board of Directors was given the opportunity to ask questions and express their views throughout this review.

On March 4, 2022, our Board of Directors held a meeting, during which our Board of Directors discussed the corporate governance policies and protocols in place for the Joint Venture, and approved (i) the recommendation to the Company’s shareholders to vote in favor of the Transaction, and (ii) the filing of this proxy statement with the U.S. Securities and Exchange Commission.

On March 4, 2022, the Investment Agreement was finalized.

Investment Agreement

The following is a summary of the material terms of the Investment Agreement. This summary does not purport to describe all the terms of the Investment Agreement and is qualified by reference to the complete Investment Agreement, which is attached as Annex A to this proxy statement. We urge you to read the Investment Agreement carefully and in its entirety, because it, and not this proxy statement, is the legal document that will govern the Transaction.

Parties to the Investment Agreement

Parties	Name	Description	Equity interests in the Joint Venture
Party A	Zhuhai (Zibo) Investment Co., Ltd.	A company formed in the PRC and a wholly owned subsidiary of our Company	51.00%
Party B	Shanghai Huiyang Investment Co., Ltd.	A limited liability company formed in the PRC	12.50% (entrusted by the Guizhou Provincial New Industrialization Fund or such other actual holder of the equity interests, to hold such shares)
Party C	Haicheng Shenhe Technology Co., Ltd.	A limited liability company formed in the PRC	12.50%
Party D	Guizhou Yilong New Area Industrial Development Investment Co., Ltd.	A limited liability company formed in the PRC, wholly controlled by the local government of Yilong District in Xingyi City of Guizhou Province	4.00%
Party E	Hainan Fuhe Investment Management Partnership	A limited partnership formed in the PRC	5.00% (entrusted by Guizhou Chenyu Construction Engineering Co., Ltd., or such other actual holder of the equity interests, to hold such shares)
Party F	Guizhou Guangyao Management Partnership	A limited partnership formed in the PRC	10.00%
Party G	WANG Li	Individual, Vice General Manager of the Joint Venture	1.78%
Party H	ZENG Dongqing	Individual, Vice General Manager of the Joint Venture	1.50%
Party I	REN Zhong	Individual, Construction Supervisor of the Joint Venture	1.00%
Party J	CHENG Chuanya	Individual, Director of Manufacturing Center of the Joint Venture	0.40%
Party K	XU Saiqin	Individual, Production Director of the Joint Venture	0.14%
Party L	SUN Yong	Individual, Project Manager of the Joint Venture	0.10%
Party M	WANG Gao	Individual, Administrative Director of the Joint Venture	0.04%
Party N	SHEN Xinyi	Individual, Sales Manager of the Joint Venture	0.04%

Overview

All parties to the Investment Agreement agree that a Joint Venture shall be formed for the purposes of producing anode materials for lithium-ion batteries with a total investment amount of up to RMB620 million (US$98.13 million). The production facilities of the joint venture will be located in the New Materials Industrial Park of Yilong District, Xingyi City of Guizhou Province, with a total land area of approximately 266,800 square meters. The construction of such facilities shall be completed and the facilities shall be operating at full capacity within 15 months after the Joint Venture receives approval from Party D and a construction permit from other pertinent local government authoroties, and passes any regulatory assessments mandated under applicable laws and regulations. Party A shall manage and oversee the daily operations of the production facilities, and all the other parties shall provide support to Party A, as needed, using commercially reasonable efforts.

Equity Interests of Each Party in the Joint Venture

For the percentage of each party’s equity interests in the Joint Venture, see “—Investment Agreement—Parties to the Investment Agreement.”

In particular, Party B was entrusted by the Guizhou Provincial New Industrialization Fund, a fund controlled by the government of Guizhou Province, or such other actual holder of the equity interests, to hold such shares of the Joint Venture, representing 12.50% of the equity interests of the Joint Venture. Party B shall, promptly, upon the written request of Party A, transfer its 12.50% interest of the equity interests to the Guizhou Provincial New Industrialization Fund or such other party or parties designated by Party A, in each case without the payment of any consideration to Party B.

Party E was entrusted by Guizhou Chenyu Construction Engineering Co., Ltd. or such other actual holder of the equity interests, to hold such shares of the Joint Venture, representing 5.00% of the equity interests of the Joint Venture.

Under the Investment Agreement, Party A is granted the option, but is not obligated, to purchase the 4.0% equity interests in the Joint Venture, or a portion thereof, from Party D, anytime from when the production facilities start operating until five years thereafter, in consideration for the amount of capital contribution represented by the amount of such equity interests acquired, plus interest with an annual rate of not more than 4.65%.

Equity interests held by Party F, Party G, Party H, Party I, Party J, Party K, Party L, Party M and Party N in the Joint Venture are collectively referred to as the “Management Shares”, which Management Shares shall be subject to certain vesting and redemption schedules set forth in the Investment Agreement. Specifically, the Management Shares shall be vested in four equal annual-installments starting on the first anniversary of the date on which a party enters into an employment agreement with the Joint Venture. If the employment relationship of any party who holds any Management Shares with the Joint Venture is terminated, Party A shall have the option to acquire the respective unvested equity interests of such party at a price equal to the lesser of (i) pro rata capital contributions already paid by such party, and (ii) the fair market value of the equity interests held by such party, as reasonably determined by Party A.

Financing

All parties agree to make capital contributions to the Joint Venture on a pro rata basis, as and when directed by Party A, with the total amount being up to RMB248 million (US$39.25 million). If any party fails to make the required capital contribution within ten (10) calendar days of Party A’s written request, Party A shall have the option to acquire such party’s equity interests in the Joint Venture at a price equal to the lesser of (i) the pro rata capital contributions already paid by such party, and (ii) the fair market value of such party’s equity interests in the Joint Venture, as reasonably determined by Party A.

The rest of the amount of investment, or up to RMB372 million (US$58.88 million), will come from bank barrowings.

Construction of the Production Facilities

Party A shall submit a construction plan of the production facilities to Party D for approval in a timely manner, and the construction of the production facilities shall abide by the requirements of relevant authorities. The Joint Venture shall be responsible for the actual construction work in accordance with applicable laws and regulations. Party D shall provide reasonable assistance to the Joint Venture in matters relevant to the construction of the production facilities. The construction of production facilities shall be completed and the facilities shall be operating at full capacity within 15 months after the Joint Venture receives approval from Party D and a construction permit from the pertinent local government authorities, and passes any regulatory assessments mandated under applicable laws and regulations.

Party D’s Obligations

Among other things, Party D shall (i) use reasonable efforts to apply, on behalf of the Joint Venture, for the national-level tax incentive designed for enterprises located in western region of China, (ii) in accordance with applicable laws and regulations, coordinate with local financial institutions to provide financing to the Joint Venture, (iii) offer certain affordable homes to the Joint Venture  for purchase at lower costs, (iv) ensure that the Joint Venture has enough power supply for its production purposes and that such electricity shall be clean energy, (v) use reasonable efforts to apply, on behalf of the Joint Venture, for favorable government policies designed for foreign invested companies; (vi) provide subsidies to the Joint Venture for recent college graduates it employs, subject to certain conditions; and (vii) assist the Joint Venture in obtaining require regulatory approval for its construction of production facilities and daily operations.

Management and Governance of the Joint Venture

All parties have agreed that after the formation of the Joint Venture, Ms. Yuhui Du shall be appointed as the chief executive officer of the Joint Venture. The biographical information of Ms. Yuhui Du is set forth below.

Ms. Huiyu Du, age 53, has over 20 years of experience in the field of anode materials for lithium-ion batteries. From March 2020 to October 2021, Ms. Du served as the general manager at Guangdong Kaijin New Energy Technology Co., Ltd., where she was mainly responsible for overseeing the company’s product sales and research and development. Prior to that, from September 2001 to December 2017, Ms. Du consecutively served multiple positions, including the general manager, at Shanghai Shanshan Technology Co., Ltd., a subsidiary of Shanshan Holdings Co., Ltd. (SHA: 600884), and was overseeing the functions of multiple departments of the company, including administration, production, quality control, and purchase and sales. During the years when Ms. Du served as the general manager of Shanghai Shanshan Technology Co., Ltd., the company experienced significant business growth. Ms. Huiyu Du graduated from College of Agriculture of Guizhou University in 1991.

The board of directors of the Joint Venture shall be comprised of the directors of Party A. No decision with respect to the management or operations of the Joint Venture may be taken without the express written approval of Party A. The Joint Venture shall provide each party to the Investment Agreement with reports of its financial results on a semi-annual basis and within 90 calendar days of the end of a fiscal period, and such reports shall be audited by the Company’s independent registered public accounting firm.

Projected Financial Results of the Joint Venture

According to financial statement analysis, market research and projections, and expert opinions, after construction is complete and the productions facilities are put into use, the Joint Venture is expected to create over 500 jobs and generate revenue of approximately RMB1.68 billion (US$265.90 million) each fiscal year, with anticipated net profit (after tax) of approximately RMB289 million (US$45.74 million) each fiscal year and tax payments of approximately RMB103.9 million (US$16.44 million) each fiscal year.

Recommendation of Our Board of Directors

After careful consideration, our Board of Directors has determined the Transaction to be in the best interests of the Company and our shareholders, and recommends to our shareholders that the Transaction be approved by our shareholders.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE TRANSACTION.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

March 15, 2022	/s/ Haiping Hu
Haiping Hu
Chairman of the Board of Directors

Annex A

Investment Agreement

Party A: Zhuhai (Zibo) Investment Co., Ltd

Residence: 15th floor of the Financial Center Building at 228 People’s West Road, Mashan Street Office, Zhangdian District, Zibo City, Shandong Province, the PRC

Party B: Shanghai Huiyang Investment Co.,Ltd

Residence: 25th floor, 985 Oriental Road, Pudong New Area, Shanghai, the PRC

Party C: Haicheng Shenhe Technology Co., Ltd

Residence: Yingluo Town, Haicheng District, Anshan City, Liaoning Province, the PRC

Party D: Guizhou Yilong New Area Industrial Development Investment Co., Ltd

Residence: Yilong Red Star Pharmaceutical Industrial Park, Dingxiao town of Yilong New Area, southwest Guizhou Province, the PRC

Party E: Hainan Fuhe Investment Management Partnership

Residence: Room 1001, 3rd Floor, Hainan Ecological High-tech Park, Origin Town High-tech Industry Demonstration Zone, Chengmai County, Hainan Province , the PRC

Party F: Guizhou Guangyao Management Partnership

Residence: Lutun Town Joint Village Group II (next to Yilong Avenue) in Yilong New Area, southwest Guizhou Province, the PRC

Party G : WANG Li, with an address of No. 64, Hongtu Avenue, Nancheng District, Dongguan City, Guangdong Province, the PRC

Party H : ZENG Dongqing, with an address of Xianghua Group, Tuanjie Village, Tuanjiewei Township, Guiyang County, Hunan Province, the PRC

Party I : REN Zhong, with an address of No. 75 Gaicha Road, Yunyan District, Guiyang City, Guizhou Province, the PRC

Party J : CHENG Chuanya, with an address of No. 1, Xinghe East Seventh Road, Danshui Street, Huiyang District, Huizhou, Guangdong Province, the PRC

Party K : XU Saiqin, with an address of Building 12, Rong’an Heyuan, Zhonghe Street, Yinzhou District, Ningbo City, Zhejiang Province, the PRC

Party L : SUN Yong, with an address of No. 1 Aiguo Taoyang Road, Lincheng Street, Dinghai District, Zhoushan City, Zhejiang Province, the PRC

Party M : WANG Gao, with an address of Bayi Group, Bayi Village, Babao Township, Dafang County, Guizhou Province, the PRC

Party N : SHEN Xinyi, with an address of No. 15, Xiamen Village, Gepo Town, Fuchuan Yao Autonomous County, Guangxi, the PRC

I. Project Overview

(I) Project name: Yilong New Area SDH 30,000 t/a high-grade power battery materials project (subject to registration with relevant government departments, hereinafter “Investment Project”).

(II) Project location: Qianxinan Yilong New Area New Materials Industrial Park

(III) Project scale: Phase 1 of the project aims to build a 30,000 t/a high-grade power battery materials Investment Project (the “Phase 1”). The project covers a total area of about 400 mu (266,800 Square meters), which is subject to measurement.

(IV) Project Investment: Total planned investment shall not exceed RMB 620 million.

(V) Project Company: All parties shall jointly fund the establishment of an independent legal person company (hereinafter “Project Company”), specifically responsible for the implementation of the Investment Project. Party A shall be responsible for operating the Project Company, and other parties shall assist the Project Company in the development of resources and other support. Party D shall sign the corresponding cooperation agreement in accordance with this Agreement on behalf of the state-owned company.

(VI) Construction Period: The project should be operating at full capacity within 15 months after the later of (i) Project Company’s planning and design plan has been approved by the relevant organs of Party A, (ii) the construction permit has been obtained in accordance with the law, and (iii) the project has passed the environmental assessment, energy assessment and approval, and reached the legal pre-conditions for construction.

II. Profile of the Project Company

(I) Contribution to the Project Company:

(1) The registered capital of the project company is as follows: Party A is a wholly-owned subsidiary of SDH in China, accounting for 51% of the registered capital, which is equal to its respective equity shares of the Project Company (“Shares”). Party B is designated to hold 12.5% of the Shares on behalf of the provincial new industrialization fund (the “Fund”). If the Fund subsequently decides not to participate, its Shares shall be acquired by another party or parties designated by Party A. Party C accounts for 12.5% of the Shares with its contribution of technology and intellectual property rights. Party D is a state-owned company of the local government of Guizhou Province and accounts for 4% of the Shares. Party E is designated to hold 5% of the Shares on behalf of the construction party. If Party E subsequently decides not to participate, its Shares shall be acquired by another party or parties designated by Party A.

Parties F to N represent the Project Company’s management and their Shares are collectively referred to as “Management Shares”. Party F is 100% owned by Ms. Huiyu Du, who will be appointed as the CEO of the Project Company. Party F accounts for 10% of the Shares. Parties G to N will be appointed to various high-level management positions of the Project Company. Party G accounts for 1.78%, Party H accounts for 1.50%, Party I accounts for 1.00%, Party J accounts for 0.40%, Party K accounts for 0.14%, Party L accounts for 0.10%, Party M accounts for 0.04%, and Party N accounts for 0.04%, of the Shares, respectively. Management Shares are subject to the vesting and redemption clause in paragraph (i).

Each Party shall contribute their pro-rata share to the Registered Capital as and when directed by Party A. If a Party shall fail to make the required contribtution within ten (10) calendar days of Party A’s written request, Party A shall have the option, but not the obligation, to acquire such defaulting Party’s interest in the Project Company at a price equal to the lesser of (i) the pro-rata cost of Shares already acquired and (ii) the fair market value of such Shares, as reasonably determined by Party A.

(i) Vesting and redemption clause

Management Shares shall be vested in four equal annual-installments starting on the first anniversary of the date of their contractual employment by the Project Company. If any Party holding the Management Shares leaves or is terminated from his/her position with the Project Company, then Party A shall have the option, but not the obligation, to acquire the respective unvested Shares of such Party at a price equal to the lesser of (i) pro rata cost of these Shares paid by such Party or (ii) the fair market value as reasonably determined by Party A.

Shareholder’s name	Amount of capital (yuan)	% of equity shares in the Project Company	Type of capital
Party A	126,480,000	51%	cash
Party B	31,000,000	12.5%	cash
Party C	31,000,000	12.5%	patent technology
Party D	9,920,000	4%	cash
PartyE	12,400,000	5%	cash
Party F	24,800,000	10%	cash
Party G	4,414,400	1.78%	cash
Party H	3,720,000	1.50%	cash
Party I	2,480,000	1.00%	cash
Party J	992,000	0.40%	cash
Party K	347,200	0.14%	cash
Party L	248,000	0.10%	cash
Party M	99,200	0.04%	cash
Party N	99,200	0.04%	cash
Total	248,000,000	100%

(2) Party D and the Project Company are responsible for actively striving for the Fund to invest in the project by way of equity investment. The Fund’s share shall not exceed 12.5%. In any case, Party B shall, promptly upon the written request of PartyA, transfer its 12.5% interest of the Project Shares to the Fund or such other party or parties designated by Party A, in each case without the payment of any consideration to Party B.

(3) Party A has the option but not the obligation to purchase the 4% equity interest in the Project Company held by Party D within 5 years (specific purchase time shall be determined by Party A), at cost plus an annualized interest rate of not more than 4.65%.

(4) Total investment in fixed assets for the first phase of the project shall not exceed RMB 620 million yuan, with the Project Company contributing 40% of the total investment (RMB 248 million) and 60% (RMB 372 million) being funded by bank loans.

(II) Governance of the Project Company. The Project Company shall be governed by a board of directors, which shall be comrprised of the members of the board of directors of Party A. No decision with respect to the management or operation of the Project Company may be taken without the express written approval of Party A. The Project Company shall provide each Party with a semi-annual financial report, which shall be audited by SDH’s auditors and provided to the Parties no later than 90 calendar days after the end of the reporting period.

III. Construction Requirements

(I) Party A shall complete the relevant decision-making procedures as soon as possible after the signing of this Agreement, and submit to Party D in a timely manner the planning and design drawings of the Investment Project, the project promotion plan and other information, which shall be reviewed and approved by Party D. The roject shall be planned and constructed in strict accordance with the red line map and planning requirements of the plot by the relevant construction authorities.

(II) The Project Company shall be responsible for the construction of the plant and ancillary facilities, and procurement of equipment for the Investment Project. Party D shall actively cooperate with the Project Company for project approval, energy-saving assessment, environmental assessment procedures and other production and operation-related procedures. The survey, design, construction and acceptance of the plant shall be carried out independently by the Project Company in accordance with the relevant laws and regulations. Party A shall provide assistance in implementation of audit and administrative approval.

(III) Party D shall coordinate in handling the “three simultaneous” safety formalities and “three simultaneous” environmental formalities, so as to ensure that the project’s construction and production and operation is not affected thereby.

IV. Benefit Analysis

(I) Based on the estimation of the Parties, the project is anticipated to achieve annual sales revenue of RMB 1.68 billion, net profit after tax of RMB 289 million and total tax payment of RMB 103.9 million after the roject is completed and put into operation, and is expected to provide over 500 jobs.

V. Project Land

(I) The Project Company will acquire land through “tender, auction and sale” and other legal procedures after it is established. Nature of the land is for industrial use.

Price of the land shall be determined by the land resources authorities through legal procedures of “tender, auction and sale”, and the final price shall be based on the winning bid. Party D will actively coordinate and cooperate with the Project Company in the implementation of this Agreement to obtain the corresponding land use rights through “tender, auction and sale” and other legal procedures.

(II) After acquiring the use right of the project land, the Project Company shall, within the period stipulated in the “State-owned Land Use Right Transfer Contract”, perform the agreed obligations and statutory obligations, such as payment of land premium to the other party, and shall bear the corresponding liabilities for breach of contract.

(III) After the Project Company acquires the land use right through the legal procedures such as “tender, auction and sale”, Party A shall actively coordinate with relevant authorities to carry out land acquisition, demolition and relocation, etc.

Party D shall provide road, power, drainage, gas pipeline and telecommunication cable connections to the project land delivered by it to the Project Company, and bear all expenses incurred thereby. Party D shall be responsible for the roads, and the connection of power, drainage, gas pipeline and telecommunication cable inside the project land.

The Project Company shall bear the costs associated with the use of electricity, gas, telecommunication, etc.

(IV) Party D shall guarantee that the land delivered to the Project Company by the relevant government organs in accordance with “State-owned Land Use Right Transfer Contract” shall have completed the relevant procedures such as industrial land planning and land acquisition.

The Project Company shall enjoy the full right to use the land after getting the land ownership documents, and can build the relevant plants and industrial facilities as scheduled, and get the relevant construction land planning permit, construction project planning permit, construction permit and real estate ownership certificate etc., as scheduled according to the approval procedure.

VI. Policy Support

(I) Party D shall actively strive for the relevant national tax incentives for the Project Company for the development of the project.

(II) Party D shall be responsible for coordinating local financial institutions and providing relevant financing guarantee platforms or other financing assistance for the Project Company on conditions that it does not violate national policies and relevant regulations of the New Area.

(III) Based upon project construction needs, affordable housing already completed in Yilong New Area can be offered to the Project Company at the construction cost. The parties shall sign a separate agreement for related matters.

(IV) For electricity consumed in project production, Party D shall be responsible for coordinating the power company to connect the 110kv high-voltage power supply line to the project land, and guarantee power supply to the production of the Project Company.

(V) All electricity to be provided by Party D for the Investment Project shall all be clean energy, and the government shall be responsible for assisting in handling relevant procedures.

(VI) Party D shall actively support and assist Party A to connect with various financial institutions to handle financing for the Project Company.

(VII) SDH, the parent company of Party A, is a NASDAQ-listed company, and the project is in line with national laws and regulations for foreign investment, and Party D shall cooperate to report the Project Company as a provincial-level key project to the relevant project platform and strive for more foreign investment policy support. All of the Nasdaq listed Company’s (including Party A) obligations hereunder are subject to such company obtaining the approval of its shareholders, which Party A undertakes to collaborate with SDH to obtain as expeditiously as possible. Pending said shareholder approval, which Party A fully expects, without limiting the generality of the foregoing, any advanced payment made by Party A in connection with formation of the Project Company shall be returned to Party A, if Party A’s parent company (SDH) is unable to obtain the required shareholder approval.

(VIII) If Project Company enters into labor contract for a year or more with college graduates who have not been employed within 2 years after leaving school, and pays social insurance premiums for them, Project Company shall be given social insurance subsidies for a maximum of 1 year.

(IX) Party D shall cooperate with Party A for the approval and related procedures necessary for construction, production and operation of the Project Company, with the relevant handling fees paid by the Project Company; coordinate with relevant authorities and handle issues that may arise in connection with project construction, production and operation, and maintain the normal construction, production and operation and legitimate rights and interests of the Project Company.

(X) Party D shall cooperate with the Project Company to handle the electricity and energy consumption indexes and environmental assessment approval procedures required to meet the integrated production of 30,000 tons of anode materials, and reserve energy consumption and emission indexes for Phase 2 production and construction.

Signatures:

Party A: Zhuhai (Zibo) Investment Co., Ltd

By:

Party B: Shanghai Huiyang Investment Co.,Ltd

By:

Party C: Haicheng Shenhe Technology Co., Ltd

By:

Party D: Guizhou Yilong New Area Industrial Development Investment Co., Ltd

By:

Party E: Hainan Fuhe Investment Management Partnership

By:

Party F: Guizhou Guangyao Management Partnership

By:

Party G : WANG Li

Party H : ZENG Dongqing

Party I : REN Zhong

Party J : CHENG Chuanya

Party K : XU Saiqin

Party L : SUN Yong

Party M : WANG Gao

Party N : SHEN Xinyi